

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 30, 2017

Via E-mail
Mitchell Sabshon
Chief Executive Officer and Chairman
InPoint Commercial Real Estate Income, Inc.
2901 Butterfield Road
Oak Brook, IL 60523

> **Re:** **InPoint Commercial Real Estate Income, Inc.**
> **Form 10-12G**
> **Filed May 2, 2017**
> **File No. 000-55782**

Dear Mr. Sabshon:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

General

1. Please note that the Form 10 goes effective by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. If or comments are not addressed within this 60-day time period, you may consider withdrawing the Form 10 prior to effectiveness and re-filing a new Form 10 including changes responsive to our comments. If you choose not to withdraw, you will be subject to the reporting requirements under Section 13(a) of the Exchange Act. In such event, please incorporate your responses to our comments in your periodic reports, as applicable.

2.   We note that you were formed to originate, acquire and manage a diversified portfolio of commercial real estate investments comprised primarily of CRE debt and CRE securities, and that you may also invest in equity investments in single-tenant, net leased properties. Further, we note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940. Please provide us with a detailed analysis of the exemption that you and your subsidiaries intend to rely on and how your investment strategy will support that exemption. Please note that we will refer your response to the Division of Investment Management for further review.

3.   We note that you intend to operate in a manner that will allow you to qualify as a real estate investment trust. Accordingly, please tell us how you considered the applicability of Industry Guide 5, or revise to provide the disclosure required by Industry Guide 5. See Securities Act Release 33-6900 (June 17, 1991). As applicable, please provide appropriate disclosure relating to prior performance, including prior performance tables and narrative disclosure regarding material adverse business developments.

4.   Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. To the extent you are relying on Blackstone Real Estate Income Trust, Inc. (Letter dated September 12, 2016), Rich Uncles NNN REIT, Inc. (Letter dated December 21, 2016), or Hines Global REIT II, Inc. (Letter dated April 26, 2017), please provide us with an analysis as to how your program is consistent with such relief. To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division's Office of Mergers and Acquisitions at 202-551-3440.

5.   Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption, you may contact the Division of Trading and Markets at 202-551-5777.

Investment Portfolio, page 2

6.   Please tell us and expand your disclosures to also include the current credit ratings of your securities, including changes or potential changes to those ratings.

The Advisor, page 3

7.   We note you indicate that the Advisor and Sound Point Capital Management have purchased Class P shares. We also note your organizational chart on page 5. Please briefly clarify the relationship that Sound Point Capital Management, LP has to you as well as Sound Point CRE Management, LP and your sub-advisor, SPCRE InPoint Advisors, LLC.

The Sub-Advisor, page 4

8.   We note your disclosure on page 9 that you will reimburse the advisor or its affiliates (or the sub-advisor on the advisor's behalf) for out-of-pocket expenses that it incurs in connection with providing services to you. As it appears certain services that your advisor outsources will be reimbursable expenses, if true, please update your disclosure to detail the services that your advisor expects to outsource to the sub-advisor or affiliates and the services it expects to perform with its own employees.

Ownership Structure, page 5

9.   Please revise your ownership structure to include the percentage ownership held by your advisor and sub-advisor.

Initial Offering Price and Subsequent NAV Pricing, page 6

10.   Please tell us whether the third-party valuation firm will expertise its valuation of your illiquid investments.

11.   We note your references throughout the document to the "NAV Pricing Date." Please revise your disclosure to indicate when you anticipate the "NAV Pricing Date" to occur.

Distributions, page 7

12.   We note your disclosure that distributions were declared in an amount equal to $1/365^{th}$ of $1.92 per share for the period of December 5, 2016 through December 31, 2016, and from January 1, 2017 through February 28, 2017 in an amount equal to $1/365^{th}$ of $1.92 per share. Please revise to disclose the actual amount of distributions declared per share during the periods disclosed and the source of these distributions.

Fees and Expenses, page 8

13.   We note your disclosure that you will reimburse your advisor for certain costs and expenses that it or the sub-advisor incurs on your behalf in connection with the offering.

Please revise to disclose the total amount of documented costs and expenses incurred to date on your behalf and the estimate of the total costs you expect to reimburse.

Item 2. Financial Information, page 45

Repurchase Agreements – Real Estate Securities, page 47

14.   Please expand your disclosure to discuss the material provisions of your repurchase facility, including, to the extent applicable, your period end weighted average haircut.

15.   We note that repurchase agreements are accounted for as secured borrowings.   Please revise your disclosures to provide a table showing the average amount of repurchase transactions outstanding during the quarter and the amount of repurchase transactions outstanding as of the end of the quarter.   To the extent there are significant variations between the average level of these transactions and the amounts outstanding at quarter end, please explain the causes and business reasons. Also, disclose the maximum balance at any month-end.

Contractual Obligations and Commitments, page 48

16.   We note your contractual obligations table excludes expected interest payments.   Please revise to disclose your cash requirements for interest on your debt obligations or tell us why such disclosure is not necessary.   Reference is made to footnote 46 of SEC Interpretive Release 33-8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

Fair Value of Financial Instruments, page 52

17.   We note that you have received third party quotes on each CMBS investment used in determining fair value.   As it relates to your use of third party quotes, please tell us and revise your disclosures to address the following.

  ▪ The number of quotes you obtained per instrument, and if you obtained multiple quotes, how you determined the ultimate value used in your financial instruments.
  ▪ Whether, and if so, how and why, you adjusted quotes you obtained from brokers.
  ▪ Whether the broker quotes or binding or non-binding.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 57

18.   Please identify the natural persons or persons that exercise sole and/or shared voting and dispositive powers over the securities owned by each of the entities identified under this item.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 66

19.   We note your disclosure under this heading that you may compete with other programs that the sub-advisor or the sub-advisor's affiliates may advise and that the sub-advisor or its affiliates will determine which program is ultimately awarded the right to pursue an investment. We further note your disclosure that the sub-advisor will be required to provide information to your board of directors to enable the board to determine whether such procedures are being fairly applied to you. Please revise your disclosure to state the number and size of the other programs with which you compete for investment opportunities.

Receipt of Fees and Other Compensation by the Advisor and the Sub-Advisor, page 67

20.   To the extent your advisor or sub-advisor shall be entitled to a termination distribution, please revise to explain how such fee is determined. In addition and to the extent applicable, please revise your risk factor disclosure to describe any risks relating to the difficulty in terminating your advisor and sub-advisor even for poor performance.

Item 10. Recent Sales of Unregistered Securities, page 72

21.   We note your disclosure on page 3 that the advisor and the sub-advisor, together with officers of the advisor and the sub-advisor, have purchased Class P shares. Please revise your disclosure under this heading to clarify the number of shares purchased by officers of the advisor and officers of the sub-advisor.

Financial Statements

Note 2 – Summary of Significant Accounting Policies

Offering and Organization Costs, page F-9

22.   Please revise to disclose your accounting policy for organization costs. Reference is made to paragraph 720-15-25-1 of the FASB Accounting Standards Codification.

Note 3 – Real Estate Securities, pages F-10

23.   Based on disclosures elsewhere within your filing, we note the two CMBS securities held within your investment portfolio are secured by assets related to the Cosmopolitan of Las Vegas Hotel and Great Wolf Resorts, Inc. Given the investment risk due to substantial asset concentration of your two CMBS securities, please clarify your consideration of providing financial and other information within your filing related to the Cosmopolitan of Las Vegas Hotel and Great Wolf Resorts, Inc. Your response should address the availability of such information and outline the factors considered that support your conclusion.

Note 4 – Stockholders Equity, page F-11

24. Please revise to disclose the tax status of distributions per share pursuant to Rule 3-15(c) of Regulation S-X.

Note 7 – Transactions with Related Parties, page F-11 to F-12

25. We note that you have distinguished deferred offering costs and offering expense reimbursements within your due to related parties balance.   Please clarify to us the differences between the two categorizations of offering expenses and explain the rationale for differentiating offering expenses in such a manner.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Howard Efron, Staff Accountant, at 202-551-3439 or Wilson Lee, Staff Accountant, at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney, at 202-551-3758 or me at 202-551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel
Office of Real Estate and
Commodities

cc: Rosemarie Thurston
   Alston & Bird LLP
   Via E-mail